

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 7, 2011

Via E-mail

James M. Dubin, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019

> **Re: Emmis Communications Corporation**
> **Schedule TO-I**
> **File No. 005-43521**
> **Filed and amended December 2, 2011**

Dear Mr. Dubin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

Cover Page

1.   In light of the wide price range within which you will accept tenders, please provide us with your analysis regarding whether you have adequately identified the offer price for the securities as required by Item 1004(a)(1)(ii) of Regulation M-A. In your analysis, please address how your offer structure comports to previous no-action and interpretive positions the Staff has taken.

Summary Term Sheet, page i

2.   Refer to the final bullet point on page iv. Please state whether you have any current plans (at any stage of development or preparation) to effect any of the items numbered (i)-(vi).

Conditions of the Offer, page 16

3.   We note that, pursuant to the first bullet point on page 16, the offer is subject to a financing condition. Generally, when an offer is not financed, or when a bidder's ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 13e-4(c)(3), a bidder is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that the bidders will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 13e-4(e)(3). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

4.   We note the conditions on page 17 that relate to the commencement or declaration of war or any material escalation which had commenced prior to December 1, 2011. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of objective verification, and outside of your control. Please tell us what consideration you have given to revising the conditions such that they are not overly broad as to render your offer illusory.

5.   We note your final condition relating to a Rule 13e-3 transaction or the delisting of the preferred stock from Nasdaq-GS. We also note the subsequent paragraph in which you state that you may waive conditions. Please tell us whether you may waive the above-referenced condition and the effect such a waiver would have on your offer given the likelihood that your offer may be subject to Rule 13e-3 as a result of the waiver.

6.   We refer to the last paragraph on page 17. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of objective verification, and outside of your control. The phrase "regardless of the circumstances, including action or inaction by us, giving rise to any such condition" implies that you may assert an offer condition even when the condition is "triggered" by your own action or inaction. Please revise the disclosure throughout to remove the implication that you may trigger a condition through your action or inaction.

7.   We note you have reserved the right to assert the occurrence of any of the conditions to the offer "at any time and from time to time." This disclosure suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the disclosure in the closing paragraph of this section to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer. Make a similar revisions to your offer document, as necessary.

James M. Dubin, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
December 7, 2011
Page 3

8.   We note the language in the last paragraph in this section that the your failure "at any
        time to exercise any of the foregoing rights shall not be deemed a waiver of any right." If
        an event triggers a listed offer condition, and you determine to proceed with the offer
        anyway, you have waived the offer condition. When an offer condition is triggered by
        events that occur during the offer period and before the expiration of the offer, you
        should inform security holders how you intend to proceed promptly, rather than waiting
        until the end of the offer period, unless the condition is one where satisfaction of the
        condition may be determined only upon expiration. Please confirm your understanding
        supplementally.

9.   With respect to the same paragraph referenced immediately above, we note that the
        disclosure suggests that once an offer condition is triggered, you must decide whether or
        not to waive the condition. When a condition is triggered and you decide to proceed with
        the offer anyway, we believe that this constitutes a waiver of the triggered condition(s).
        Depending on the materiality of the waived condition and the number of days remaining
        in the offer, you may be required to extend the offer and recirculate new disclosure to
        security holders. You may not, as this language seems to imply, simply fail to assert a
        triggered offer condition and thus effectively waive it without officially doing so. Please
        confirm your understanding supplementally.

Source and Amount of Funds, page 19

10.   We note your disclosure that interest on the Notes is not payable in cash. Please disclose
        how the interest will be paid.

Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Shares
of the Company, page 23

11.   We note you entered into total return swaps and voting agreements with respect to the
        preferred stock which resulted in your ability to direct the vote of 1,484,679 shares. It has
        come to our attention that you attempted to engage in similar transactions with other holders
        of preferred stock. Please provide us your detailed legal analysis of the applicability of Rule
        13e-3 to the acquisitions of shares prior to the tender offer, including attempts ultimately did
        not result in your acquisition of shares, and this tender offer. In your analysis, please address
        whether this tender offer combined with your prior acquisitions constitutes a "series of
        transactions" subject to Rule 13e-3.

12.   Please revise your disclosure to provide the price per share paid with respect to each security
        holder with which you entered into total return swaps and voting agreements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to the disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisition